Exhibit 7.2

RATIOS OF EARNINGS TO FIXED CHARGES

Calculation of Ratios of Earnings to Fixed Charges
for SEK excluding the S-system
on the Basis of Swedish Accounting Principles
(Skr millions, except for ratios)

	Year ended December 31
	2005	2004	2003	2002	2001
Fixed Charges:
Interest expenses	5,187.6	4,253.7	3,675.4	4,040.2	6,081.0

Earnings:
Net profit	346.9	439.6	427.5	479.7	540.7
Taxes	151.2	172.2	167.8	184.7	188.3
Fixed charges	5,187.6	4,253.7	3,675.4	4,040.2	6,081.0
	5,685.7	4,865.5	4,270.7	4,704.6	6,810.0

Ratio of earnings to fixed charges	1.10	1.14	1.16	1.16	1.12